UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Credit rating update

Royal Dutch and Shell Transport received on Friday, 04 February 2004, the following advice from Standard & Poors:

Royal Dutch/Shell Group Cut To 'AA' On Poor Reserve Replacements; Off Watch; Outlook Stable

Rationale:

On Feb 4, 2005, Standard & Poor's Ratings Services lowered to 'AA' from 'AA+' and removed from CreditWatch its long-term corporate credit ratings on the Royal Dutch/Shell Group of Companies (Shell) and its fully owned subsidiaries U.S.-based Shell Oil Co., Netherlands-based Shell Petroleum N.V., and U.K.-based Shell Petroleum Co., Ltd.. At the same time, the 'A-1+' short-term corporate credit ratings on all of these entities were affirmed. The outlook is stable.

The long-term ratings were placed on CreditWatch on Oct. 29, 2004, following the group's announcement that it was considering an additional downward adjustment of 900 million barrels of oil equivalent (boe) to its year-end 2003 14.35 billion boe hydrocarbon proved-reserves total. This came in addition to its first-half 2004 4.45 billion boe aggregate recategorizations of year-end 2002 proven reserves.

On Feb. 4, 2005, in addition to record full-year earnings, Shell announced that the group replaced proven reserves by a poor 45%-55% in 2004, excluding the impact of the period's divestments and year-end pricing. Moreover, during the 2004-2008 period, the expected full reserve replacement is to be backloaded, and the audit of reserves--launched in 2004 and now completed with unparalleled prudence--will lead to a recategorization (Shell's fifth in less than a year) of the group's Dec. 31, 2003, proven reserves by a significant 1.4 billion boe.

Accordingly, we estimate that proven reserves amounted to only some 12 billion boe, or about 8.5 years of production, at Dec. 31, 2004, a level significantly below that of most oil companies globally; this implies that Shell will have replaced only about 70% of its reserves during 2001-2005. In contrast and in support of today's downgrade, our affirmation of the ratings on Shell on July 8, 2004, with a negative outlook, included the assumptions that reserves would not be significantly restated, and that they would be fully replaced during 2004-2005.

The ratings acknowledge Shell's robust operating performance and cash flow generation in 2004, expectations of continued strong performance in 2005, and the company's very conservative financial profile and policies, even if we factor in the proposed $3 billion-$5 billion share repurchases in 2005.

We will continue to follow closely the evolution of Shell's exploration performance and reserve portfolio, as well as its production profile, including: procedures for proven-reserves booking, key areas of operations, large individual projects, global organic reserves replacement prospects, and exploration and development capital-spending needs. We will also continue to examine corporate governance issues, factoring in the proposed simplification of the company's corporate structure that would be achieved through the full merger of Shell's top Dutch and U.K. holding companies.

The ratings on Shell continue to factor in our expectations that the group will maintain its strengths in areas other than exploration, and its very conservative financial profile and policies. In addition, they acknowledge the group's very strong and consistently highly profitable global downstream operations (including, increasingly, those in the U.S.), and its broad portfolio of upstream opportunities with competitive--albeit increasing--development and production costs.

Short-term credit factors

Shell's short-term rating is 'A-1+'. Liquidity is strong; at Dec. 31, 2004, the group's $5.8 billion short-term debt was fully covered by $6.6 billion in cash and equivalents not tied to operations (out of total cash of $8.5 billion), and $2.5 billion in unused committed credit lines.

In addition, internal cash flow generation is currently very ample, in line with that of other major international oil companies. In each quarter of 2005, we estimate that--reflecting very favorable crude-oil and U.S. natural-gas-futures strip prices--unadjusted funds from operations (FFO) of about $6 billion are likely to broadly cover capital expenditures of about $3.5 billion (gross of any asset disposal proceeds, which could reach $5 billion-$7 billion during 2005 and 2006 combined), and an average of $3.25 billion-$3.75 billion in dividends and share buybacks (including shares repurchased for the share option scheme). No significant acquisition outlays are expected in the near term.

As a highly rated global corporation and owner of a massive and diversified asset base, Shell continues to enjoy ongoing, easy access to bank and capital-market debt. Its loan documentation includes no liquidity triggers.

Outlook:

The stable outlook factors in a gradual improvement in Shell's organic reserve replacement rate, as reflected in the company's full-replacement target over 2004-2008; the absence of major upstream project overruns and delays, so that production objectives are met; and moderate shareholder distributions, including $3 billion-$5 billion share repurchases in 2005, should hydrocarbon prices remain high.

FFO, adjusted for leases and employee post-retirement and asset-retirement obligations, is expected to continue to exceed 70% of adjusted debt, net of cash tied to operations.

We will continue to closely monitor the extent and pace of Shell's progress in addressing its corporate governance issues.

Ratings List

Royal Dutch/Shell Group of Companies	To	From
Long-term corporate credit rating	AA/Stable	AA+/Watch Neg
Short-term corporate credit rating	A-1+	A-1+

Shell Petroleum N.V.
Long-term corporate credit rating	AA/Stable	AA+/Watch Neg
Short-term corporate credit rating	A-1+	A-1+

Shell Petroleum Co., Ltd.
Long-term corporate credit rating	AA/Stable	AA+/Watch Neg
Short-term corporate credit rating	A-1+	A-1+

Shell Oil Co.
Long-term corporate credit rating	AA/Stable	AA+/Watch Neg
Short-term corporate credit rating	A-1+	A-1+

NB: This list does not include all ratings affected.

The Hague, February 4, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 7 February 2005